EXHIBIT 99.2

For Immediate Release	For Further Information Contact:
Wednesday, October 30, 2002	Robert E. Phaneuf
Vice President—Corporate Development
(918) 592-0101

VINTAGE PETROLEUM ANNOUNCES
2003 PRELIMINARY CAPITAL BUDGET AND TARGETS

Tulsa, Oklahoma—Vintage Petroleum, Inc. today announced its preliminary 2003 non-acquisition capital budget of $180 million to be funded from targeted cash flow of $215 million with the difference applied to general corporate purposes. The non-acquisition capital budget of $180 million represents a 25 percent increase from 2002’s level of $144 million.

Approximately 71 percent, or $128 million, of the total 2003 capital expenditure budget is allocated to lower-risk exploitation projects. About 67 percent of total exploitation spending, or $85 million, is allocated to North American projects and the remaining to Argentina. North American exploitation allocations are about evenly split between the U.S. and Canada. Capital spending for Argentina exploitation calls for increasing to activity levels during the year predicated upon the anticipated continued political and economic stability which has been achieved over the past months and the company’s assessment of the government’s economic plans that emerge from upcoming elections.

The remaining 29 percent, or approximately $52 million, will be directed toward exploration projects primarily targeting gas in North America. Of the total exploration spending planned, about $39 million, or 75 percent, is allocated to North American projects and $13 million is targeted internationally. Within North America, about 79 percent, or nearly $31 million, of the allocation is targeted to be spent in the U.S. at locations outside of existing producing areas targeting new growth opportunities with the remainder spent in Canada.

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In concert with Vintage’s strategy to rebalance its portfolio of assets in favor of North America, approximately 69 percent of all planned capital expenditures, or $124 million, are targeted for North America. Total planned capital expenditures for the U.S. aggregate to $74 million while the exploitation and exploration budget for Canada is $50 million.

Of the total 2003 non-acquisition capital budget of $180 million, approximately $32 million (18 percent), comprised primarily of exploration expenditures, targets production growth beyond 2003. About $148 million, or 82 percent of the total, is targeted to contribute production and cash flow in 2003.

Targets for 2003

Based on its $180 million non-acquisition capital spending plan, Vintage is targeting production to be 29.1 million BOE in 2003. This targeted production level is 2.7 percent less than the 29.9 million BOE pro forma level in 2002, after giving effect to the impact of recently completed and ongoing asset sales as if they had occurred at the beginning of 2002. Existing 2002 targeted production of 32.1 million BOE includes partial-year production from assets sold in 2002 and estimated production from other assets contemplated to be sold in the near future totaling 2.2 million BOE, including 1.2 million barrels of oil in Ecuador and 0.3 million barrels of oil and 4.2 Bcf of gas in the U.S.

The company has assumed a lower average NYMEX price for the year 2003 of $25.00 per barrel of oil versus its 2002 assumption of $26.00 per barrel. For natural gas, the company has raised its assumed NYMEX price for the year to $3.50 per MMBtu from its 2002 assumption of $3.25 per MMBtu due to a perceived tighter supply environment. The oil price received in 2003 as a percent of the NYMEX price is anticipated to strengthen slightly to 83 percent from 82 percent estimated for 2002, largely due to the effect from the anticipated sale of Ecuador and the second quarter 2002 sale of

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the company’s heavy oil properties in California. In contrast, as a result of the company’s production mix, the gas price received in 2003 as a percent of the NYMEX price is anticipated to weaken marginally to 69 percent from 72 percent assumed for 2002.

Given its preliminary outlook for the 2003 capital budget, production, assumed prices and costs enumerated in the accompanying table, “Vintage Petroleum, Inc. Preliminary Targets for 2003”, as well as other expectations, Vintage has established a target for cash flow of $215 million. Targeted cash flow for 2003 is somewhat lower than the targeted cash flow for 2002 of $230 million as 2002 targets do not reflect the full year impact of the sale of properties which have occurred and those anticipated to occur in the near future. Similarly, targeted EBITDAX in 2003 of $295 million is anticipated to be lower than targeted EBITDAX for 2002 of $335 million.

Vintage to Webcast Third-Quarter 2002 Conference Call

The company’s third-quarter 2002 webcast and teleconference to announce 2003 preliminary capital budget and targets will be broadcast on Thursday, October 31 at 3 p.m. Central time. Interested parties may access the webcast by visiting the Vintage Petroleum, Inc. website at www.vintagepetroleum.com and selecting the microphone icon, or at www.companyboardroom.com and typing VPI in the ticker search box and selecting “Go”. To listen to the internet broadcast, participants will need a multimedia computer with speakers and the Windows media player installed. Download from www.microsoft.com/windows/windowsmedia/en/download/default.asp and test the software prior to the call. Vintage Petroleum is unable to provide technical support for downloading the software. The teleconference may be accessed by dialing 800-451-7724 five to ten minutes prior to the scheduled start time and providing the call identifier “Vintage” to the operator. A replay of the webcast will be available until November 6 at the Vintage website. Similarly, an audio replay

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will also be available until November 6 by dialing 402-220-0664

Forward-Looking Statements

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production and costs, reserve potential, exploitation and exploration activities, capital budget, NYMEX reference prices, company realized prices, financial targets and other future events or developments that the company expects or believes are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, actions taken or to be taken by Argentina as a result of its economic instability and changes in the estimated or expected impact on the company, as well as continued availability of capital and financing, and general economic, market or business conditions.

Vintage Petroleum, Inc. is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. The company is headquartered in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.

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VINTAGE PETROLEUM, INC.

PRELIMINARY TARGETS FOR 2003

Oil production (MMBbls):	2003 Target (c)
U.S.	6.3
Canada	1.5
Argentina	10.4
Bolivia	.1
Total	18.3
Gas production (Bcf):
U.S.	22.6
Canada	24.9
Argentina	8.7
Bolivia	8.5
Total	64.7
Total MMBOE	29.1
Assumed NYMEX(a) prices:
Oil	$25.00
Gas	$3.50
Net realized price (before impact of hedging) as a percent of NYMEX(a) – Total Company:
Oil	83%
Gas	69%
DD&A per BOE (oil and gas only)	$5.10
LOE per BOE (including export tax)	$7.00
G&A per BOE	$1.70
Non-Acquisition Capital Spending Budget (in millions)	$180
Cash Flow (before all exploration expenses and working capital changes) (in millions)	$215
EBITDAX(b) (in millions)	$295

MMBbls – million barrels
Bcf – billion cubic feet
MMBOE – million barrels of oil equivalent
(a)	NYMEX
Oil-	Average of the daily settlement price per barrel for the near-month contract for light crude oil as quoted on the New York Mercantile Exchange.
Gas-	Average of the settlement price per MMBtu for the last 3 trading days for the applicable contract month for natural gas as quoted on the New York Mercantile Exchange.
(b)	EBITDAX: Earnings before interest, taxes, DD&A, exploration expenses and gains on property sales.
(c)	Targets do not reflect any future acquisitions. Targets reflect the impact of existing hedges. See “2003 Targets” and “Forward-Looking Statements” elsewhere in the release.